UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25
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                            NOTIFICATION OF LATE FILING         SEC FILE NUMBER
                                                                     0-23779
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                                                                ----------------
                                                                  CUSIP NUMBER
                                                                   376796 10 8
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(Check One):   [   ]Form 10-K  [  ]Form 20-F  [  ]Form 11-K
               [   ]Form 10-Q  [  ]Form N-SAR

         For Period Ended:  Not Applicable.

         [ X ] Transition Report on Form 10-K
         [   ] Transition Report on Form 20-F
         [   ] Transition Report on Form 11-K
         [   ] Transition Report on Form 10-Q
         [   ] Transition Report on Form N-SAR

For the Transition Period Ended: December 31, 2000
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Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable


PART I--REGISTRANT INFORMATION


         Glas-Aire Industries Group Ltd.
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Full Name of Registrant


Former Name if Applicable

         3137 Grandview Highway
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Address of Principal Executive Office (Street and Number)

         Vancouver, B.C. V5M 2E9 Canada
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City, State and Zip Code

PART II--RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

  / X /  (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III--NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed period.

     The registrant is unable to file its Transition Report on Form 10-KSB for the transition period ended December 31, 2000 within the prescribed period because its auditors have been unable to review the working papers of the auditors of a company in which the registrant has a significant equity investment.

PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

             Henry F. Schlueter, Esq.            (303)            292-3883
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                   (Name)                      (Area Code)   (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is
     no, identify report(s).                                      [X] Yes [ ] No


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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?                                                     [X] Yes [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     It is anticipated that the registrant's income from operations for the eleven month period ended December 31, 2000 will be approximately 8.7% lower than for the fiscal year ended January 31, 2000, primarily as a result of the shorter period and increased costs.


                         GLAS-AIRE INDUSTRIES GROUP LTD.
                         -------------------------------

                  (Name of Registrant as Specified in Charter)


has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:  March 29, 2001                            By: /s/ Alex Ding
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                                                         Alex Ding, President



INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

April 2, 2001



Securities and Exchange Commission
450 5th Street NW
Washington  DC  20549-0305


Dear Sirs:

Re:      Glas-Aire Industries Group Ltd.

We were unable to issue our audit report with respect to the financial statements of the above-referenced company because we were unable to review the working papers of the auditors of a company in which Glas-Aire Industries Group Ltd. has a significant equity investment.


Yours truly,

BDO DUNWOODY LLP




J.M Ozorio, CA
Partner

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